Exhibit 99.1

ALTAGAS TO ISSUE FIRST QUARTER 2022 RESULTS AND HOLD VIRTUAL ANNUAL AND special MEETING OF SHAREHOLDERS

Calgary, Alberta (April 7, 2022)

AltaGas Ltd. ("AltaGas" or the “Company”) (TSX: ALA) will release its 2022 first quarter financial results on Thursday, April 28, 2022 before markets open. A conference call and webcast will be held the same day to discuss the financial results and other corporate developments.

Time:	9:00 a.m. MT (11:00 a.m. ET)
Dial-in:	1-416-764-8659 or toll free at 1-888-664-6392
Webcast:	https://www.altagas.ca/invest/events-and-presentations

Shortly after the conclusion of the call, a replay will be available commencing at 11:00 a.m. MT (1:00 p.m. ET) on April 28, 2022 by dialing 1-416-764-8677 or toll free 1-888-390-0541. The passcode is 887961#. The replay will expire at 9:59 p.m. MT (11:59 p.m. ET) on May 5, 2022. The webcast will be archived for one year.

AltaGas will hold its Annual and Special Meeting of Shareholders on Friday April 29, 2022 in virtual format, via live video webcast at the link below.

Time:	1:00 p.m. MT (3:00 p.m. ET)
Webcast:	https://web.lumiagm.com/464137331

Shareholders will have an opportunity to attend the Annual and Special Meeting of Shareholders online regardless of geographic location. Registered shareholders and duly appointed proxyholders will be able to ask questions and vote at the virtual meeting. Detailed instructions can be found on AltaGas’ website at https://www.altagas.ca/invest/share-information/noticeandaccess and in AltaGas’ management information circular dated March 10, 2022. Non-registered (beneficial) shareholders who have not duly appointed themselves as a proxyholder in accordance with the instructions will be able to attend the virtual meeting as guests but will not be able to vote or ask questions at the meeting.

Voting in advance of the Annual and Special Meeting of Shareholders by proxy or voting instruction form continues to be an option that the vast majority of our shareholders have chosen to use in the past. AltaGas encourages shareholders to continue to use the advance voting methods outlined in AltaGas’ 2022 management information circular and to vote well in advance of the deadlines outlined in your proxy or voting instruction form.

Shareholders who have questions or have not received their proxy or voting instruction form should contact AltaGas’ Proxy Solicitation Agent:

TMX Investor Solutions Inc.

North American Toll Free: 1-800-398-2124

Outside North America collect: 1-212-771-1133

Email: info_tmxis@tmx.com

ABOUT ALTAGAS

AltaGas is a leading North American infrastructure company that connects customers and markets to affordable and reliable sources of energy. The Company operates a diversified, lower-risk, high-growth Utilities and Midstream business that is focused on delivering resilient and durable value for its stakeholders.

For more information visit www.altagas.ca or reach out to one of the following:

Investor Inquiries 1-877-691-7199 investor.relations@altagas.ca	Media Inquiries 1-403-206-2841 media.relations@altagas.ca

FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. When used in this news release, the word “will”, “continue”, “deadlines” and similar expressions, as they relate to AltaGas or an affiliate of AltaGas, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, timing of release of financial results, conference call and webcast, replay and archiving, date of annual and special meeting, presentation via live video broadcast and voting deadlines. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect AltaGas’ current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions, COVID-19 implications and other factors set out in AltaGas’ public disclosure documents. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

 2